UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10415

MCI, Inc.

(Exact name of registrant as specified in its charter)

22001 Loudoun County Parkway,

Ashburn, Virginia 20147

Telephone: (703) 886-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 1

Effective January 6, 2006, MCI, Inc. was merged with and into Eli Acquisition, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Verizon Communications Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, MCI, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MCI, LLC
(successor by merger to MCI, Inc.)

Date: January 6, 2006	By: /s/ John Killian
Name: John Killian
Title: President